September 26, 2024

VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Robert Arzonetti
Sebastian Gomez Abero

Re:     TransUnion
Form 10-K for the Year Ended December 31, 2023
Filed February 28, 2024
File No. 001-37470

To the addressees set forth above:
Set forth below is the response of TransUnion (“we,” “our,” or the “Company”) to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 19, 2024, relating to the Company’s Form 10-K for the year ended December 31, 2023, filed with the Commission on February 28, 2024 (the “10-K”).
For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment.
Form 10-K for the Fiscal Year Ended December 31, 2023

Item 9B: Other Information, page 131

1.It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will include an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual in future filings if the Company conducts a recovery analysis.
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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 312-985-3678 should you need any additional information.

Sincerely,

TransUnion

By:	/s/ Todd M. Cello
	Name:	Todd M. Cello
	Title:	Executive Vice President,
Chief Financial Officer